DC

No Act
P.E. 12-26-06

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-3010

DIVISION OF
CORPORATION FINANCE

07043060

January 22, 2007

Steven J. Milloy
Managing Partner
Action Fund Management, LLC
12309 Briarbush Lane
Potomac, MD 20854

Act: 1934
Section:
Rule: 14A-8
Public
Availability: 1/22/2007

Re: Microsoft Corporation
Incoming letter dated December 26, 2006

Dear Mr. Milloy:

This is in response to your letter dated December 26, 2006. In that letter, you requested that the Commission review the Division of Corporation Finance's September 29, 2006 no-action letter regarding a shareholder proposal submitted to Microsoft by Free Enterprise Action Fund.

Under Part 202.1(d) of Section 17 of the Code of Federal Regulations, the Division may present a request for Commission review of a Division no-action response relating to rule 14a-8 if it concludes that the request involves "matters of substantial importance and where the issues are novel or highly complex." We have applied this standard to your request and determined not to present your request to the Commission.

PROCESSED
FEB 06 2007
THOMSON
FINANCIAL

Sincerely,

Martin P. Dunn

Martin P. Dunn
Deputy Director

cc: John Seethoff
Assistant Secretary
Microsoft Corporation
One Microsoft Way
Redmond, WA 98052-6399

action fund
management, LLC
12309 briarbush lane
potomac, md 20854
T 301/258 2852
F 301/330 3440

ES118956
RECEIVED

December 26, 2006 DEC 28 PM 3: 40

CHAIRMAN'S
CORRESPONDENCE UNIT

BY OVERNIGHT DELIVERY

Mr. Christopher Cox
Chairman
U.S. Securities and Exchange Commission
100 F St., N.E.
Washington, DC 20549

Re: Free Enterprise Action Fund; Request for Review of Staff No-Action Determinations Concerning Hewlett-Packard Company and Microsoft Corp. Shareholder Proposals

Dear Chairman Cox,

We are writing on behalf of the Free Enterprise Action Fund ("FEAOX") to request that the U.S. Securities and Exchange Commission (the "Commission") review recent determinations made by the staff of the Division of Corporation Finance (the "Staff") concerning shareholder proposals filed by the FEAOX with Microsoft Corp. ("Microsoft") and Hewlett-Packard Company "HP"). The shareholder proposals were filed with Microsoft and HP pursuant to Exchange Act Rule 14a-8.

Not only do the Staff determinations in question appear to be arbitrary and capricious, possibly as that term is defined by the Administrative Procedures Act [5 U.S.C. §706(2)(A)], but the Staff inexplicably failed to act at all on FEAOX's timely appeal of the Microsoft determination even though it was made according to procedures prescribed by the Staff.

We request review by the Commission of both Staff determinations and a review of the general process by which the Staff issues no-action letters concerning shareholder proposals. As the HP determination letter is dated December 12, 2006 and time remains before HP finalizes its 2007 proxy materials, we request an expedited review of that decision.

Action Fund Management, LLC is the investment adviser to the FEAOX and is authorized by FEAOX's Board of Directors to act on behalf of the FEAOX.

I. Appeal of the HP No-Action Determination

FEAOX filed a shareholder proposal entitled "Global Warming Policy" with HP on September 26, 2006. HP requested a no-action letter from the Staff on November 3, 2006.

FEAOX filed a response with the Staff on November 13, 2006. The Staff issued a determination to HP on December 12, 2006 that stated in relevant part,

> There appears to be some basis for [HP's] view that HP may exclude the proposal under rule 14a-8(i)(7), as relating to HP's ordinary business operations (i.e., evaluation of risk). Accordingly, we will not recommend enforcement action to the Commission if HP omits the proposal from its proxy materials in reliance on rule 14a-8(i)(7).

Not only does this 2-sentence determination substantially fail to explain the basis for the Staff's ruling – thereby giving the Staff's determination the appearance of being arbitrary and capricious – the determination appears to directly contradict a prior Staff determination for a no-action request concerning the substantially similar shareholder proposal in *General Electric Company (January 17, 2006)*. Both proposals requested the companies to explain their public policy positions with respect to global warming.

We request an immediate and timely review of the Staff's determination and, regardless of the outcome of the Commission's review, we request an explanation from the Staff that will aid us in drafting a shareholder proposal that may address Staff concerns.

The Staff determination letter, which includes the relevant documents, is attached.

II. Appeal of the Microsoft No-Action Determination

FEAOX filed a shareholder proposal entitled "Internet Regulation Report" with Microsoft on May 31, 2006. Microsoft requested a no-action letter from the Staff on July 14, 2006. FEAOX filed a response with the Staff on July 24, 2006. The Staff issued a determination to HP on September 29, 2006 that stated in relevant part,

> There appears to be some basis for [Microsoft's] view that Microsoft may exclude the proposal under rule 14a-8(i)(7), as relating to Microsoft's ordinary business operations (i.e., evaluating the impact of expanded government regulation of the internet). Accordingly, we will not recommend enforcement action to the Commission if Microsoft omits the proposal from its proxy materials in reliance on rule 14a-8(i)(7).

In response to this determination, FEAOX filed an appeal with the Staff per the Staff's own instructions on October 3, 2006. Although the Staff acknowledged receiving the appeal by telephone, the Staff failed to rule at all on FEAOX's appeal.

We believe that the:

- Staff's determination in the case of the Microsoft proposal is arbitrary and capricious as it provides no meaningful explanation for the Staff's determination;
- Staff unduly delayed its decision until the week when Microsoft was required to filed its proxy materials, thereby not providing FEAOX with a meaningful opportunity to appeal an adverse determination;
- Staff completely ignored FEAOX's appeal even though it was filed according to Staff instructions.

Although Microsoft's annual meeting is past and so FEAOX lost the opportunity to have its shareholder proposal included in Microsoft's 2006 proxy materials, we request a review of the Staff's determination and process.

We believe that the FEAOX has been irreparably and, perhaps, unjustly harmed by the Staff's actions and request that procedures be put in place to ensure that the Staff acts promptly with respect to shareholder proposals, including appeals, and provides meaningful explanations for its determinations.

The Staff determination letter, which includes the relevant documents, and FEAOX's appeal are attached.

III. Conclusion

As all lawyers learn in their first semester of law school, simply providing an "answer" to a legal question is inadequate. An explanation that justifies the answer is required. Anything less may very well be considered as arbitrary and capricious – particularly by a U.S. district court considering the Staff's actions under the Administrative Procedures Act. Based upon the forgoing analysis, we respectfully request that the Commission consider and make determinations on the matters set forth above.

If the Commission does not concur with our position, we would appreciate the opportunity to confer with the Commission concerning these matters prior to the issuance of its response. Also, we request to be party to any and all communications between the Commission, HP and Microsoft concerning these matters.

Copies of this correspondence have been timely provided to HP, Microsoft and their counsel. We request that the Commission notify the undersigned if it receives any correspondence concerning this appeal from HP, Microsoft or other persons, unless that correspondence has specifically confirmed to the Commission that we have timely been provided with a copy of the correspondence. If we can provide additional correspondence to address questions that the Commission may have with respect to this correspondence, please do not hesitate to call me at 301-258-2852.

Sincerely,

Steven J. Milloy
Managing Partner & General Counsel

Cc: Paul S. Atkins, Commissioner
Roel C, Campos, Commissioner
Kathleen L. Casey, Commissioner
Annette L. Nazareth, Commissioner
Amy L. Goodman, Gibson, Dunn & Crutcher, LLP (Counsel to HP)
David Ritenour, HP
John Seethoff, Assistant Secretary, Microsoft

CC:

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

December 12, 2006

Amy L. Goodman
Gibson, Dunn & Crutcher LLP
1050 Connecticut Avenue, N.W.
Washington, DC 20036-5306

Re: Hewlett-Packard Company
Incoming letter dated November 3, 2006

Dear Ms. Goodman:

This is in response to your letter dated November 3, 2006 concerning the shareholder proposal submitted to HP by the Free Enterprise Action Fund. We also have received a letter from the proponent dated November 13, 2006. Our response is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in the correspondence. Copies of all of the correspondence also will be provided to the proponent.

In connection with this matter, your attention is directed to the enclosure, which sets forth a brief discussion of the Division's informal procedures regarding shareholder proposals.

Sincerely,

David Lynn
Chief Counsel

Enclosures

cc: Steven J. Milloy
Action Fund Management, LLC
12309 Briarbush Lane
Potomac, MD 20854

GIBSON, DUNN & CRUTCHER LLP

LAWYERS

A REGISTERED LIMITED LIABILITY PARTNERSHIP
INCLUDING PROFESSIONAL CORPORATIONS

1050 Connecticut Avenue, N.W. Washington, D.C. 20036-5306
(202) 955-8500
www.gibsondunn.com

agoodman@gibsondunn.com

RECEIVED 2006 NOV -6 PM 12:13 OFFICE OF CHIEF COUNSEL CORPORATION FINANCE

November 3, 2006

Direct Dial
(202) 955-8653
Fax No.
(202) 530-9677

Client No.
C 38126-00456

VIA HAND DELIVERY
Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

Re: *Stockholder Proposal of the Free Enterprise Action Fund*
Securities Exchange Act of 1934—Rule 14a-8

Dear Ladies and Gentlemen:

This letter is to inform you that our client, Hewlett-Packard Company ("HP"), intends to omit from its proxy statement and form of proxy for its 2007 Annual Stockholders Meeting (collectively, the "2007 Proxy Materials") a stockholder proposal and supporting statement thereof (the "Proposal") received from the Free Enterprise Action Fund (the "Proponent"). The Proposal and related correspondence are attached hereto as Exhibit A.

On behalf of our client, we hereby respectfully request that the staff of the Division of Corporation Finance (the "Staff") concur in our view that the Proposal may be excluded from the 2007 Proxy Materials pursuant to Rule 14a-8(i)(7) because the Proposal pertains to HP's ordinary business operations. Pursuant to Rule 14a-8(j), enclosed herewith are six (6) copies of this letter and its exhibits. Also, in accordance with Rule 14a-8(j), we are mailing on this date a copy of this letter and its exhibits to the Proponents, informing them of HP's intention to exclude the Proposal from the 2007 Proxy Materials. Pursuant to Rule 14a-8(j), this letter is being filed with the Securities and Exchange Commission (the "Commission") no later than eighty (80) calendar days before HP files its definitive 2007 Proxy Materials with the Commission. On behalf of HP, we hereby agree to promptly forward to the Proponents any Staff response to this no-action request that the Staff transmits by facsimile to HP only.

Consistent with the provisions of Rule 14a-8(j), we are concurrently providing copies of this correspondence to the Proponent. We understand that the Staff has not interpreted Rule 14a-8 to require proponents to provide HP and its counsel a copy of any correspondence that the proponent submits to the Staff. Therefore, in the interest of a fair and balanced process, we request that the Staff notify the undersigned if it receives any correspondence on the Proposal from the Proponent or other persons, unless specifically confirmed to the Staff that HP or its undersigned counsel have timely been provided with a copy of the correspondence.

THE PROPOSAL

The Proposal asks HP's Board of Directors "to report on the development of HPQ's policy concerning greenhouse gas (GHG) emissions, omitting proprietary information and at reasonable cost." The Proposal further states that such report should discuss the "[s]cientific, economic and other relevant information, and internal corporate procedure involved in formulating HPQ's GHG policy" and "[c]osts and benefits to HPQ of its GHG policy." The Proposal includes a supporting statement that alleges that HP's policy of voluntarily disclosing its greenhouse gas emissions "may increase the likelihood that a GHG lawsuit will be filed against the company" and "may harm the company's defense in the event a lawsuit is filed."

ANALYSIS

Rule 14a-8(i)(7) permits the omission of a stockholder proposal dealing with matters relating to a company's "ordinary business" operations. According to the Commission's Release accompanying the 1998 amendments to Rule 14a-8, the underlying policy of the ordinary business exclusion is "to confine the resolution of ordinary business problems to management and the board of directors, since it is impracticable for shareholders to decide how to solve such problems at an annual shareholders meeting." Release No. 34-40018 (May 21, 1998) (the "1998 Release").

In the 1998 Release, the Commission described the two "central considerations" for the ordinary business exclusion. The first was that certain tasks were "so fundamental to management's ability to run a company on a day to day basis" that they could not be subject to direct stockholder oversight. Examples of such tasks cited by the Commission were "management of the workforce, such as the hiring, promotion, and termination of employees, decisions on production quality and quantity, and the retention of suppliers." The second consideration related to "the degree to which the proposal seeks to 'micro-manage' the company by probing too deeply into matters of a complex nature upon which shareholders, as a group, would not be in a position to make an informed judgment."

The Staff has also stated that a proposal requesting the dissemination of a report may be excludable under Rule 14a-8(i)(7) if the substance of the report is within the ordinary business of the issuer. *See* Release No. 34-20091 (Aug. 16, 1983). In addition, the Staff has indicated, "[where] the subject matter of the additional disclosure sought in a particular proposal involves a matter of ordinary business . . . it may be excluded under rule 14a-8(i)(7)." *Johnson Controls, Inc.* (avail. Oct. 26, 1999).

We believe that the Proposal is excludable under the ordinary business exclusion in Rule 14a-8(i)(7) because it requests an internal assessment of the "[c]osts and benefits" of "HPQ's policy concerning greenhouse gas (GHG) emissions" and emphasizes HP's litigation risks and HP's "internal corporate procedure" in this regard. Thus, under established Staff precedent, the Proposal is excludable as it relates to a company's assessment of the risks and benefits of aspects of its business operations.

A. *The Proposal Involves Ordinary Business Matters Because It Relates to the Assessment of Risk.*

The Proposal is clearly and directly focused on HP's internal risk review process: it requests a report on "the <u>development of</u>" <u>HP's policies</u>, states that the requested report should discuss the "[c]osts and benefits to HPQ of its GHG policy" and focuses heavily on whether HP has assessed the possible litigation risks that the Proponent suggests may arise from the HP's actions. Thus, the Proposal does not address any significant policy issue or request HP to change its operations to address a significant policy issue, but instead implicates only the internal considerations, financial consequences, risks and benefits arising from HP's greenhouse gas reporting policy. Thus, the Proposal is excludable because the subject of the report relates to HP's ordinary business operations.

A long and well-established line of no-action letters demonstrates that proposals seeking detailed information on a company's assessment of the risks and benefits of aspects of its business operations do not raise significant policy issues and instead delve into the minutiae and details of the ordinary conduct of business. In *The Dow Chemical Co.* (avail. Feb. 23, 2005), the Staff concurred that the company could exclude a proposal requesting a report describing the reputational and financial impact of an environmental policy on Rule 14a-8(i)(7) grounds because it related to the company's ordinary business operations (*i.e.*, evaluation of risks and liabilities). In *The Dow Chemical Co.* (avail. Feb. 13, 2004), the Staff concurred that the company could exclude under Rule 14a-8(i)(7) a proposal requesting a report related to certain toxic substances, including "the reasonable range of projected costs of remediation or liability." In concurring with the exclusion of the proposal, the Staff noted that it related to an evaluation of risks and liabilities. *See also Willamette Industries, Inc.* (avail. Mar. 20, 2001) (excluding a proposal related to a request for a report on environmental problems, including "an estimate of worst case financial exposure due to environmental issues for the next ten years"); *Boeing Co.* (avail. Feb. 25, 2005) (excluding a proposal related to a request for estimated or anticipated cost savings associated with job elimination or relocation actions taken by the company over the past five years); *Potlatch Corp.* (avail. Feb. 13, 2001) (excluding a proposal related to a request for a report that was to include an assessment of environmental risks).

This line of precedents was summarized in Staff Legal Bulletin 14C (June 28, 2005). There, the Staff stated, "To the extent that a proposal and supporting statement focus on the company engaging in an internal assessment of the risks or liabilities that the company faces as a result of its operations that may adversely affect the environment or the public's health, we concur with the company's view that there is a basis for it to exclude the proposal under Rule 14a-8(i)(7) as relating to an evaluation of risk." Here, the Proposal is clearly seeking a report on HP's internal assessment of the risks (including possible litigation risks) and benefits it considered in deciding to disclose the possible environmental effects of particular aspects of its business, and thus is excludable under the foregoing precedent.

The Proposal seeks a report that includes an assessment of "internal corporate procedure" and the "[c]osts and benefits to HPQ" of a policy that the Proposal describes as relating to greenhouse gas emissions. In this regard, the Proposal is substantially similar to the proposal at issue in *The Dow Chemical Co.* (avail. Feb. 13, 2004), which requested a report on the "range of projected costs of remediation or liability" for certain company facilities. The Staff concurred that the proposal was excludable under Rule 14a-8(i)(7) because it related to an evaluation of risks and liabilities. Moreover, although the Proposal discusses greenhouse gas emissions, the supporting statement makes clear that its principal focus is an internal assessment of economic risk, including potential liability HP could face as a result of litigation. In this regard, the Staff has concurred in the exclusion of proposals under Rule 14a-8(i)(7) that call for a company to prepare a report discussing the risks it could face as a result of litigation stemming from the company's practices. In *Xcel Energy, Inc.*, discussed above, the Staff permitted exclusion of a proposal that called for a report on the economic risks associated with the company's greenhouse gas emissions. The recitals outlined those risks as including "reputation and brand damage, and regulatory and litigation risk." Similar to the situation in *Xcel Energy*, here the Proposal seeks a report on the economic risks of the company's decision to seek to reduce its greenhouse gas emissions. The same kind of proposal was considered in *Eli Lilly & Co.* (avail. Jan. 11, 2006) where the Staff granted no action relief with respect to a proposal seeking a report on the "the risks of liability to legal claims that arise from the company's policy of limiting the availability of the company's products to Canadian wholesalers." *See also Merck & Co., Inc.* (avail. Jan. 11, 2006) (granting no action relief with respect to a similar proposal). Whether the issue is a decision to limit sales of a particular drug or to limit operations that produce greenhouse gases, proposals seeking reports on the development of the company's policy and the factors considered by the company in assessing risks and liabilities are excludable. Similarly, in *The Dow Chemical Co.* (avail. Feb. 23, 2005), referenced above, the Staff concurred that the company could exclude, based on evaluation of risks and liabilities, a proposal requesting that the company prepare a report on the risk to "the company, its reputation, its finances and its expansion" from various litigation issues stemming from the company's environmental policy. *See also Pfizer,*

Inc. (avail. Jan. 13, 2006) (granting no action relief under Rule 14a-8(i)(7) with respect to a proposal seeking a report on the "long-term economic stability of the company" and "the risks of liability to legal claims that arise from the company's policy of limiting the availability of the company's products to Canadian wholesalers"); *Newmont Mining Corp.* (avail. Jan. 12, 2006) (concurring in the exclusion of a proposal asking management to report on the financial and reputational risks faced by the company as a result of its operations in Indonesia, including the company's involvement in a civil lawsuit); *The Dow Chemical Co.* (avail. Feb. 13, 2004) (permitting exclusion of a proposal asking the company to issue a report discussing, among other things, the projected costs of liability for producing hazardous chemicals, where the Proposal discussed the potential of lawsuits).

Like the proposals at issue in the letters cited above, the Proposal requests that HP report on the "development of" its policy and on its internal assessment of the "[c]osts and benefits to HPQ of its GHG policy." From the supporting statement it is clear that among the risks and costs that the Proponent is asking HP to assess includes the threat of litigation and any attendant costs and alleged resulting loss in stockholder value. Under the foregoing precedent, the Proposal is excludable because it focuses on HP engaging in an internal assessment of the risks and liabilities of "its GHG policy."

It is important to note that the Proposal is different from the proposal considered in *General Electric Co.* (avail. Jan. 17, 2006). First, the proposal in *General Electric Co.* did not seek a report on GE's internal assessment of potential benefits and risks (including litigation risks) of its policy, but instead sought a report on information that was relevant to an assessment of GE's policies. In contrast, the Proposal clearly addresses HP's "development of" and "internal corporate procedure involved in formulating" HP's position and the thrust and focus of the supporting statement emphasizes HP's exposure to litigation. The Proponent states, among other things, that "HPQ may be the subject of a future lawsuit based on its disclosed GHG emissions" and that HP's voluntary disclosure of its emissions "may harm the company's defense in the event a lawsuit is filed." In contrast, the GE proposal makes no mention of the threat of litigation. Based on the precedent cited above, the discussion of litigation risks in the Proposal renders it excludable because it calls for an evaluation of risk. In addition, the Proposal requests a review of HP's "internal corporate procedure involved in formulating" its greenhouse gas policy, whereas the GE proposal makes no such request. In *Wells Fargo & Co.* (avail. Feb. 16, 2006) the Staff concurred in the exclusion of a proposal requesting a report on the "effect on our company's business strategy" of the "public and regulatory pressures to limit the emission of greenhouse gasses" because it related to the company's ordinary business operations as an evaluation of risk. Similarly, by asking HP to report on the internal procedures involved in formulating its greenhouse gas policy and perform a cost-benefit analysis of that policy, the Proposal intrudes on HP's ordinary business operations.

For the same reason, this Proposal differs from the one considered by the Staff in *Exxon Mobil Corp.* (avail. Mar. 19, 2004) and *Exxon Mobil Corp.* (avail. Mar. 15, 2005). In each of those letters, the company was asked to make available to stockholders the research data relevant to Exxon Mobil's stated position on the science of climate change, including the related costs. Here, the Proposal seeks an analysis of "[c]osts and benefits" – which necessarily involves management conducting an internal assessment as to what results of HP's disclosures are advantageous. Therefore, because the Proposal seeks an internal assessment of risk, it is excludable under Rule 14a-8(i)(7).

B. *Regardless of Whether the Proposal Touches Upon Significant Social Policy Issues, the Entire Proposal is Excludable Due to the Fact That It Directly Addresses Ordinary Business Matters.*

The precedents set forth above support our conclusion that the Proposal addresses ordinary business matters and therefore is excludable under Rule 14a-8(i)(7). The Staff has consistently concurred that a proposal may be excluded in its entirety when it addresses ordinary business matters, even if it also touches upon a significant social policy issue. For example, in *Wal-Mart Stores, Inc.* (avail. Mar. 15, 1999), the Staff concurred that a company could exclude a proposal requesting a report to ensure that the company did not purchase goods from suppliers using forced labor, convict labor and child labor, because the proposal also requested that the report address ordinary business matters. In *General Electric Co.* (avail. Feb. 10, 2000), the Staff concurred that the entire proposal was excludable under Rule 14a-8(i)(7) because a portion of the proposal related to ordinary business matters (*i.e.*, the choice of accounting methods). Similarly, in *Medallion Financial Corp.* (avail. May 11, 2004), in reviewing a proposal requesting that the company engage an investment bank to evaluate alternatives to enhance stockholder value, the Staff stated, "[w]e note that the proposal appears to relate to both extraordinary transactions and non-extraordinary transactions. Accordingly, we will not recommend enforcement action to the Commission if Medallion omits the proposal from its proxy materials in reliance on 14a-8(i)(7)." We also note that the Staff has previously concurred that stockholder proposals relating to greenhouse gas emissions do not involve a significant social policy. *See, e.g., Wachovia Corp.* (avail. Jan. 28, 2005), the Staff concurred that a proposal requesting a report "on the effect on Wachovia's business strategy of the risks created by global climate change" was within Wachovia's ordinary business operations as an evaluation of risk and was excludable. In *Chubb Corp.* (avail. Jan. 25, 2004), the Staff concurred that a proposal requesting a report "providing a comprehensive assessment of Chubb's strategies to address the impacts of climate change on its business" was within Chubb's ordinary business operations as it would require an evaluation of risks and benefits and therefore was excludable. In both *Xcel Energy Inc.* (avail. Apr. 1, 2003) and *Cinergy Corp.* (avail. Feb. 5, 2003), the Staff concurred with the exclusion of proposals that requested a report disclosing "the economic risks associated with the [c]ompany's past, present and future emissions" of various greenhouse gases, and "the economic benefits of committing to a substantial reduction of those emissions related to its current business activities."

Here, the information specifically called for by the Proposal – "[c]osts and benefits to HPQ of its GHG policy" – includes information relating to ordinary business matters. Although the Proposal discusses greenhouse gas emissions, it neither requests that HP change its policies nor claims that the production of the report itself would address an important social policy. Rather, the Proposal directs HP to undertake an internal cost-benefit analysis of the economic risks, including litigation risks, HP faces as a result of its greenhouse gas policy. Thus, the Proposal focuses on the Proponent's concern that HP's practices may expose it to the risk of litigation, liability, and consequently, decreasing stockholder value. As noted above, a proposal may be excluded in its entirety when it addresses ordinary business matters even if it also touches upon a policy matter. The fact that the proposal mentions greenhouse gas policy does not remove it from the scope of Rule 14a-8(i)(7) because the Proposal fundamentally addresses the risks and liabilities HP faces as a result of it greenhouse gas reporting policy. Accordingly, based on the precedents described above, we believe that the Proposal properly may be excluded from the 2007 Proxy Materials under Rule 14a-8(i)(7), and request that the Staff concur in our conclusion.

CONCLUSION

Based upon the foregoing analysis, we respectfully request that the Staff take no action if HP excludes the Proposal from its 2007 Proxy Materials. We would be happy to provide you with any additional information and answer any questions that you may have regarding this subject. If we can be of any further assistance in this matter, please do not hesitate to call me at (202) 955-8653, or Lynda M. Ruiz, HP's Legal Counsel, at (650) 857-3760.

Sincerely,

Amy L. Goodman

ALG/smw
Enclosures

cc: Lynda M. Ruiz, Hewlett-Packard Company
David Ritenour, Hewlett-Packard Company
Steven J. Milloy, Action Fund Management, LLC
Thomas J. Borelli, Action Fund Management, LLC

100104800_4.DOC

Exhibit A

action fund
management.LLC

12309 briarbush lane
potomac, md 20854
t 301/258 2852
f 301/330 3440

Post-it® Fax Note 7671	Date 9-26-06 # of pages ▶ 3
To CORPORATE SECRETARY	From STEVEN MILLOY
Co./Dept.	Co. AFM / FEAF
Phone #	Phone # 301-258-2852
Fax # 650-857-4837	Fax #

BY FAX

September 26, 2006

Corporate Secretary
Hewlett-Packard Company
3000 Hanover Street
Palo Alto, CA 94304

Dear Mr. Secretary:

I hereby submit the enclosed shareholder proposal ("Proposal") for inclusion in the Hewlett-Packard Company's (the "Company") proxy statement to be circulated to Company shareholders in conjunction with the next annual meeting of shareholders. The Proposal is submitted under Rule 14(a)-8 (Proposals of Security Holders) of the U.S. Securities and Exchange Commission's proxy regulations.

The Free Enterprise Action Fund (the "Fund") is the beneficial owner of approximately 1082 shares of the Company's common stock, 977 shares of which have been held continuously for more than a year prior to this date of submission. The Fund intends to hold the shares through the date of the Company's next annual meeting of shareholders. We will promptly submit the record holder's appropriate verification of the Fund's beneficial ownership of the afore-mentioned Company stock.

The Fund's designated representatives on this matter are Mr. Steven J. Milloy and Dr. Thomas J. Borelli, both of Action Fund Management, LLC, 12309 Briarbush Lane, Potomac, MD 20854. Action Fund Management, LLC is the investment adviser to the Free Enterprise Action Fund. Either Mr. Milloy or Dr. Borelli will present the Proposal for consideration at the annual meeting of shareholders.

If you have any questions or wish to discuss the Proposal, please contact Mr. Milloy at 301-258-2852. Copies of correspondence or a request for a "no-action" letter should be forwarded to Mr. Milloy c/o Action Fund Management, LLC, 12309 Briarbush Lane, Potomac, MD 20854.

Sincerely,

Steven J. Milloy
Managing Partner
Investment Adviser to the Free Enterprise Action Fund, Owner of Hewlett-Packard Company Common Stock

Enclosure: Shareholder Proposal: Global Warming Policy

Global Warming Policy

Resolved: The shareholders request the Board of Directors to report on the development of HPQ's policy concerning greenhouse gas (GHG) emissions, omitting proprietary information and at reasonable cost.

This report should discuss the:

1. Scientific, economic and other relevant information, and internal corporate procedure involved in formulating HPQ's GHG policy.

2. Costs and benefits to HPQ of its GHG policy.

Supporting Statement:

HPQ supports policies for reducing GHG emissions. HPQ supports activist groups that promote mandatory GHG emission reductions.

HPQ voluntarily discloses its annual GHG emissions to an activist group called the Carbon Disclosure Project. According to this disclosure, HPQ emitted at least 1.8 million tones of carbon dioxide during 2005 – equivalent to about one year's GHG emissions from 382,500 cars.

In September 2006, the state of California sued six automobile manufacturers charging that their GHG emission caused billions of dollars of damage and seeking tens or hundreds of millions of dollars from the companies.

HPQ is headquartered in California.

HPQ may be the subject of a future lawsuit based on its disclosed GHG emissions.

HPQ's support for GHG policies and activist groups that promote alarm over GHG emissions may increase the likelihood that a GHG lawsuit will be filed against the company.

HPQ's disclosure of its GHG emissions and other information to the Carbon Disclosure project may harm the company's defense in the event a lawsuit is filed.

HPQ's main responsibility is to create and protect shareholder value. Company policy should be based on sound scientific, economic and legal analyses – not "feel good" public relations. Policy based on faulty analyses or "greenwash" may harm shareholder value.

Alarm over manmade global warming relies on suppositions that manmade GHG emissions significantly impact global climate; that such climate change will necessarily be undesirable; and that cost-effective action can mitigate undesirable climate change.

But according to reports from the National Academy of Sciences:

- Climate varies significantly because of natural causes;
- Twentieth century temperature trends do not correlate well with concurrent trends in manmade GHG emissions;
- Mathematical models attempting to forecast climate change resulting from manmade GHG emissions have not been validated against historical climate data;
- No existing model forecasts climate with certainty; and
- Warm periods are associated with human development and prosperity. The Vikings thrived in Greenland until the 14th century cold period called the "Little Ice Age," when they abandoned settlements because of encroaching sea ice. The Little Ice Age persisted until the 19th Century and immediately preceded the current warming trend.

The Kyoto Protocol's mandatory GHG emission reductions may "avoid" just 0.07 degrees Centigrade of warming through 2050 at an estimated cost of as much as 2% of GDP per year, according to the United Nations.

The U.S. Senate has rejected mandatory limits on manmade GHG emissions as being too costly relative to uncertain benefits.

HPQ's support for GHG policies could significantly harm shareholder value without providing any benefit to the environment.

action fund
management, LLC

12309 briarbush lane
potomac, md 20854
T 301/258 2852
F 301/330 3440

November 13, 2006

RECEIVED
2006 NOV 15 AM 10: 05
OFFICE OF CHIEF COUNSEL
CORPORATION FINANCE

BY OVERNIGHT DELIVERY

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
100 F Street, N.E.
Washington, D.C. 20549

Re: Hewlett-Packard Company; Shareowner Proposal of the Free Enterprise Action Fund; Securities Exchange Act of 1934 – Rule 14a-8

Dear Ladies and Gentleman,

On behalf of the Free Enterprise Action Fund ("FEAF"), enclosed please find six (6) copies of the FEAF's response to a November 3, 2006 request by the Hewlett-Packard Company for a no-action letter from the Staff in connection with the above-captioned shareowner proposal.

Action Fund Management, LLC is the investment adviser to the FEAF and is authorized to act on behalf of the FEAF.

Sincerely,

Steven J. Milloy
Managing Partner
FEAF Portfolio Manager

Enclosure: 6 copies of FEAF's response to Hewlett-Packard's "no-action" request

afm

action fund
management, LLC

12309 briarbush lane
potomac, md 20854
T 301/258 2852
F 301/330 3440

November 13, 2006

BY OVERNIGHT DELIVERY

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
100 F Street, N.E.
Washington, D.C. 20549

Re: Hewlett-Packard Company; Shareowner Proposal of the Free Enterprise Action Fund; Securities Exchange Act of 1934 – Rule 14a-8

Dear Ladies and Gentleman,

This letter is on behalf of the Free Enterprise Action Fund (the "FEAF") in response to the November 3, 2006 request by the Hewlett-Packard Company ("HP" or "HPQ") for a letter from the staff of the Division of Corporate Finance (the "Staff") concurring with HP's view that the above-referenced Shareowner Proposal (the "Proposal") is excludable pursuant to Rule 14a-8. Action Fund Management, LLC is the investment adviser for the FEAF.

We believe the Proposal is not excludable for any of the reasons claimed by HP.

THE PROPOSAL

The Proposal states in its entirety:

Global Warming Policy

Resolved: The shareholders request the Board of Directors to report on the development of HPQ's policy concerning greenhouse gas (GHG) emissions, omitting proprietary information and at reasonable cost.

This report should discuss the:

1. Scientific, economic and other relevant information, and internal corporate procedure involved in formulating HPQ's GHG policy.
2. Costs and benefits to HPQ of its GHG policy.

Supporting Statement:

afm

HPQ supports policies for reducing GHG emissions. HPQ supports activist groups that promote mandatory GHG emission reductions.

HPQ voluntarily discloses its annual GHG emissions to an activist group called the Carbon Disclosure Project. According to this disclosure, HPQ emitted at least 1.8 million tones of carbon dioxide during 2005 – equivalent to about one year's GHG emissions from 382,500 cars.

In September 2006, the state of California sued six automobile manufacturers charging that their GHG emission caused billions of dollars of damage and seeking tens or hundreds of millions of dollars from the companies.

HPQ is headquartered in California.

HPQ may be the subject of a future lawsuit based on its disclosed GHG emissions.

HPQ's support for GHG policies and activist groups that promote alarm over GHG emissions may increase the likelihood that a GHG lawsuit will be filed against the company.

HPQ's disclosure of its GHG emissions and other information to the Carbon Disclosure project may harm the company's defense in the event a lawsuit is filed.

HPQ's main responsibility is to create and protect shareholder value. Company policy should be based on sound scientific, economic and legal analyses – not "feel good" public relations. Policy based on faulty analyses or "greenwash" may harm shareholder value.

Alarm over manmade global warming relies on suppositions that manmade GHG emissions significantly impact global climate; that such climate change will necessarily be undesirable; and that cost-effective action can mitigate undesirable climate change.

But according to reports from the National Academy of Sciences:

- Climate varies significantly because of natural causes;
- Twentieth century temperature trends do not correlate well with concurrent trends in manmade GHG emissions;
- Mathematical models attempting to forecast climate change resulting from manmade GHG emissions have not been validated against historical climate data;
- No existing model forecasts climate with certainty; and
- Warm periods are associated with human development and prosperity. The Vikings thrived in Greenland until the 14th century cold period called the "Little Ice Age," when they abandoned settlements because of encroaching sea ice. The Little Ice Age persisted until the 19th Century and immediately preceded the current warming trend.

The Kyoto Protocol's mandatory GHG emission reductions may "avoid" just 0.07 degrees Centigrade of warming through 2050 at an estimated cost of as much as 2% of GDP per year, according to the United Nations.

The U.S. Senate has rejected mandatory limits on manmade GHG emissions as being too costly relative to uncertain benefits.

HPQ's support for GHG policies could significantly harm shareholder value without providing any benefit to the environment.

RESPONSES TO HP's CLAIMS

I. The Proposal is not excludable as pertaining to "ordinary business operations" because it concerns a "significant social policy issue" that the Staff previously ruled is not excludable.

HP claims that the Proposal is excludable as "ordinary business." But Exchange Act Release No. 40,018 (May 21, 1998) provides that shareholder proposals may focus on sufficiently significant social policy issues so as to preclude exclusion in certain circumstances.

The Staff has previously determined that global warming (also referred to as "climate change," "greenhouse gas" or "GHG" policy) is a non-excludable, significant social policy issue – see, e.g., *General Electric Co.* (January 17, 2006) and *ExxonMobil Corp.* (March 15, 2005).

The Proposal is substantially the same as the proposal in *General Electric Co.* in that both request a report to shareholders disclosing the company's decision-making process and cost-benefit analysis concerning its global warming policy.

There is no substantive or material difference between the Proposal and the proposal in *General Electric Co.*

II. The Proposal's cost/benefit analysis request is not grounds for exclusion.

HP claims that the Proposal is excludable because it requests a report on the "costs and benefits to HP of its GHG policy."

But the Staff has previously ruled that such a request is not excludable. The proposal in *General Electric* (January 17, 2006) stated, in relevant part:

> ... This report should discuss the...
>
> 3. Estimates of costs and benefits to GE of its climate change policy.

With respect to "costs and benefits", the Proposal relies on the same language and intent as that in *General Electric.*

Contrary to HP's claim, the Proposal does not involve an assessment of "risks" and/or "liabilities" – terms that do not even appear in the Proposal. Moreover, "costs and benefits" are not the same as "risks" and "liabilities." "Costs" and "benefits" are actual events that are typically the subject of disclosure while "risks" and "liabilities" are hypothetical projections that may or may not be subject to disclosure.

Because the Proposal's "cost/benefit" language has been previously been determined by the Staff not to be excludable and because the Proposal does not request an evaluation of risks/liabilities, the prior Staff determinations cited by HP – including *The Dow Chemical Co.* (February 23, 2005), *The Dow Chemical Company* (February 13, 2004), *Willamette Industries, Inc.* (March 20, 2001), *Boeing Co.* (February 25, 2005) and *Potlatch Corp.* (February 13, 2001) – are not relevant to the Proposal and do not support HP's request to exclude the Proposal.

III. The Proposal is not excludable because it requests a report on the "internal corporate procedure" related to the formulation of HP's GHG policy.

The Proposal states in relevant part,

> This report should discuss the:
>
> 1. Scientific, economic and other relevant information, and internal corporate procedure involved in formulating HPQ's GHG policy.
> 2. Costs and benefits to HPQ of its GHG policy.

HP claims that the Proposal's request for a report discussing the "internal corporate procedure involved in formulating HP's GHG policy" and the "costs and benefits to HPQ of its GHG policy" equate to an excludable request for an evaluation of HP's risks and liabilities, based on *Dow Chemical* (February 13, 2004).

But in Dow Chemical, the requested report involved a "range of projected costs of remediation or liability" for certain company facilities. The FEAF's Proposal does not request an assessment of any "projected... liability" – merely actual costs and benefits of its GHG policy (*See* Section II, *supra*).

HP claims that "internal corporate procedure" refers to an internal assessment of risk. This claim is without foundation.

The Proposal requests, among other things, a report on HP's process and procedure for determining its GHG policy – that is, how did HP go about executing its due diligence responsibilities with respect to the adoption of its GHG policy? Did HP staff formulate the policy? Were outside experts or activist groups involved? Did the board of directors approve the policy? These questions are procedural in nature and do not address any sort of "internal assessment of risk."

HP asserts that the Proposal's supporting statement makes clear that it is focused on HP's internal assessment of risk and legal liabilities. This claim is also unfounded.

The supporting statement merely recounts facts, circumstances and considerations that may be relevant to shareholders in deciding whether to vote for the Proposal. All the statements in the supporting statement are true. HP has not claimed that any are false. The supporting statement does not shift the nature of the Proposal from "costs and benefits" to "risks and liabilities."

The prior staff decisions cited by HP –including *Xcel Energy Inc.*, *Eli Lilly & Co.* (January 11, 2006), *Merck & Co., Inc.* (January 11, 2006), *The Dow Chemical Co.* (February 23, 2005), *Pfizer Inc.* (January 13, 2006), *Newmont Mining Corp.* (January 12, 2006), *The Dow Chemical Co.* (February 13, 2004) – all deal with "risk" and "liability," and are therefore irrelevant to the Proposal.

The Proposal only deals with "costs and benefits," areas of inquiry that the Staff has already deemed appropriate for shareholder proposals (see *General Electric Co.*, January 17, 2006).

IV. The Proposal is not excludable as addressing "ordinary business operations."

As discussed in Section I , *supra*, the Proposal address a "significant social policy issue" – i.e., global warming – in the same manner as in *General Electric Co.* (January 17, 2006).

In relevant part, the proposal in *General Electric* stated,

> Resolved: That, by the 2006 annual shareholder meeting, the Board of Directors report to shareholders on the scientific and economic analyses relevant to GE's climate change policy, omitting proprietary information and at reasonable cost.
>
> This report should discuss the:
>
> 1. Specific scientific data and studies relied on to formulate GE's climate change policy.
> 2. Extent to which GE believes human activity will significantly alter global climate, whether such change is necessarily undesirable and whether a cost-effective strategy for mitigating any undesirable change is practical.
> 3. Estimates of costs and benefits to GE of its climate change policy.

In relevant part, the instant Proposal states,

> Resolved: The shareholders request the Board of Directors to report on the development of HPQ's policy concerning greenhouse gas (GHG) emissions, omitting proprietary information and at reasonable cost.
>
> This report should discuss the:

1. Scientific, economic and other relevant information, and internal corporate procedure involved in formulating HPQ's GHG policy.
2. Costs and benefits to HPQ of its GHG policy.

The two Proposals are substantially the same in that they ask for the companies to explain to shareholders the bases for their global warming/climate change/GHG policies.

Because *General Electric* is the most recent Staff determination on this matter (dated January 17, 2006), the prior Staff determinations cited by HP – including *Wal-Mart Stores, Inc.* (March 15, 1999), *General Electric Co.* (February 10, 2000), *Medallion Financial Corp.* (May 11, 2004), *Wachovia Corp.* (January 28, 2005). *Chubb Corp.* (January 25, 2004). *Xcel Energy Inc.* (April 1, 2003) and *Cinergy Corp.* (February 5, 2003) – have all been superceded. HP's citations are also not relevant to the extent they concern "risks" and "liabilities." The Proposal is specifically limited to "costs and benefits."

Moreover, it is somewhat disturbing that HP would attempt to cite prior Staff decisions – i.e., *Wachovia*, *Chubb*, *Xcel* and Cinergy – for the proposition that shareholder proposals related to global warming are not a significant social policy issue. The Staff clearly deemed global warming to be a significant social policy issue in *General Electric Co.* (January 17, 2006) and *ExxonMobil* (March 15, 2005).

CONCLUSION

Based upon the forgoing analysis, we respectfully request that the Staff reject HP's request for a "no-action" letter concerning the Proposal.

Pursuant to Rule 14a-8(j), enclosed herewith are six copies of this letter. A copy of this correspondence has been timely provided to HP and its counsel. In the interest of a fair and balanced process, we request that the Staff notify the undersigned if it receives any correspondence on the Proposal from HP or other persons, unless that correspondence has specifically confirmed to the Staff that the Proponent or the undersigned have timely been provided with a copy of the correspondence. If we can provide additional correspondence to address any questions that the Staff may have with respect to this correspondence or HP's no-action request, please do not hesitate to call me at 301-258-2852.

Sincerely,

Steven J. Milloy

Cc: Lynda M. Ruiz, Hewlett-Packard Company
David Ritenour, Hewlett-Packard Company
Amy L. Goodman, Gibson, Dunn & Crutcher, LLP

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

December 12, 2006

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: Hewlett-Packard Company
Incoming letter dated November 3, 2006

The proposal requests the board to report on the development of HP's policy concerning greenhouse gas emissions.

There appears to be some basis for your view that HP may exclude the proposal under rule 14a-8(i)(7), as relating to HP's ordinary business operations (i.e., evaluation of risk). Accordingly, we will not recommend enforcement action to the Commission if HP omits the proposal from its proxy materials in reliance on rule 14a-8(i)(7).

Sincerely,

Ted Yu
Special Counsel

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-3010

DIVISION OF
CORPORATION FINANCE

September 29, 2006

John Seethoff
Assistant Secretary
Microsoft Corporation
One Microsoft Way
Redmond, WA 98052-6399

Re: Microsoft Corporation
Incoming letter dated July 14, 2006

Dear Mr. Seethoff:

This is in response to your letter dated July 14, 2006 concerning the shareholder proposal submitted to Microsoft by the Free Enterprise Action Fund. We also have received a letter from the proponent dated July 24, 2006. Our response is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in the correspondence. Copies of all of the correspondence also will be provided to the proponent.

In connection with this matter, your attention is directed to the enclosure, which sets forth a brief discussion of the Division's informal procedures regarding shareholder proposals.

Sincerely,

David Lynn
Chief Counsel

Enclosures

cc: Steven J. Milloy
Managing Partner
Action Fund Management, LLC
12309 Briarbush Lane
Potomac, MD 20854

One Microsoft Way
Redmond, WA 98052-6399
Fax 425 936 7329
http://www.microsoft.com/

VIA OVERNIGHT MAIL

July 14, 2006

Microsoft

2006 JUL 19 AM 9:44
RECEIVED

Office of the Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

Re: **Microsoft Corporation 2006 Annual Meeting**
Shareholder Proposal of the Free Enterprise Action Fund

Ladies and Gentlemen:

This letter is submitted on behalf of Microsoft Corporation, a Washington corporation ("Microsoft"), pursuant to Rule 14a-8(j) under the Securities Exchange Act of 1934, as amended. Microsoft has received a shareholder proposal and supporting statement (the "Proposal") from the Free Enterprise Action Fund (the "Proponent"), for inclusion in the proxy materials to be distributed by Microsoft in connection with its 2006 annual meeting of shareholders (the "2006 Proxy Materials"). A copy of the Proposal is attached as Exhibit A. For the reasons stated below, Microsoft intends to omit the Proposal from its 2006 Proxy Materials.

Pursuant to Rule 14a-8(j)(2), enclosed are six copies of this letter and the accompanying attachment. We are also sending copy of this letter to the Proponent as notice of Microsoft's intent to omit the Proposal from its 2006 Proxy Materials.

I. Introduction

On May 31, 2006, Microsoft received a letter from the Proponent containing the following proposal:

> RESOLVED: The shareholders request that the Board of Directors report to shareholders as soon as practicable on Microsoft's rationale for supporting and/or advocating public policy measures that would result in expanded government regulation of the Internet, particularly concerning so-called "Net neutrality," omitting proprietary information and at reasonable cost.
>
> The report should discuss Microsoft's analyses concerning the:
>
> 1. Business and economic rationale for supporting expanded Government regulation of the Internet;
> 2. Regulatory impacts and legal liabilities potentially associated with expanded
> 3. Government regulation of the Internet; and
> 4. Product development and customer impacts potentially associated with expanded Government regulation of the Internet.

Microsoft believes that the Proposal properly may be omitted from its 2006 Proxy Materials under Rule 14a-8(i)(7) because it deals with a matter relating to the company's ordinary business operations. Microsoft respectfully requests the concurrence of the Staff of the Division of Corporate Finance (the "Staff") of the Securities and Exchange Commission (the "Commission") that it will not recommend enforcement action against Microsoft if Microsoft omits the Proposal in its entirety from its 2006 Proxy Materials.

II. Basis for Excluding the Proposal

The Proposal May Be Omitted Under Rule 14a-8(i)(7) Because It Deals With a Matter Relating to Microsoft's Ordinary Business Operations

Rule 14a-8(i)(7) permits a company to omit a shareholder proposal from its proxy materials if it deals with a matter relating to the company's ordinary business operations. The general policy underlying the "ordinary business" exclusion is "to confine the resolution of ordinary business problems to management and the board of directors, since it is impracticable for shareholders to decide how to solve such problems at an annual shareholders meeting." Exchange Act Release No. 34-40018 (May 21, 1998) (the "1998 Release"). This general policy reflects two central considerations: (i) "certain tasks are so fundamental to management's ability to run a company on a day-to-day basis that they could not, as a practical matter, be subject to direct shareholder oversight"; and (ii) the "degree to which the proposal seeks to 'micro-manage' the company by probing too deeply into matters of a complex nature upon which shareholders, as a group, would not be in a position to make an informed judgment." Exchange Act Release No. 34-40018 (May 21, 1998). Microsoft believes that these policy considerations clearly justify exclusion of the Proposal. Not only is Microsoft's analysis and advocacy concerning Net neutrality intricately interwoven with Microsoft's day-to-day business operations, but it is precisely the type of "matter of a complex nature upon which shareholders, as a group, would not be in a position to make an informed judgment."

A. <u>The Proposal by Its Very Terms Relates to Nothing Outside the Ordinary Business of Microsoft</u>

In order to determine whether a proposal requesting preparation and dissemination of a special report to shareholders on specific aspects of a registrant's business is excludable under Rule 14a-8(i)(7), the Staff "will consider whether the subject matter of the special report involves a matter of ordinary business." See Exchange Act Release No. 34-20091 (Aug. 16, 1983). The report that the Proponent requests is supposed to include analyses concerning:

- business and economic rationale;
- regulatory impacts and legal liabilities; and
- product development and customer impacts

potentially associated with the company's advocacy of measures that allegedly would increase regulation of the Internet and, specifically, the consequences of its Net neutrality advocacy.

It would be hard to find matters that are more intimately related to Microsoft's day-to-day business operations, or that pose a greater threat to micro-manage the company, than its decision to pursue public policies that support its products, customers, risk mitigation strategies or business.

Simply because a proposal touches upon a matter with public policy implications does not remove it from the realm of ordinary business. Rather, no-action precedents demonstrate the applicability of Rule 14a-8(i)(7) depends largely on whether implementing the proposal would have broad public policy impacts outside the company, or instead would deal only with matters of the company's internal business operations, planning and strategies. Thus, the Staff has required the inclusion of proposals asking companies to prepare reports on the impacts of human activity on global warming, *General Electric Company* (January 17, 2006); *Occidental Petroleum* (February 2, 2006), but allowed companies to exclude proposals requesting inward-looking reports on the economic effects of HIV/AIDS, tuberculosis and malaria pandemics on their business strategy and risk profile. *Pfizer Inc.* (January 24, 2006); *Marathon Oil* (January 23, 2006). The Proposal falls squarely in the latter group.

B. The Proposal Relates to a Legislative Process Implicating Microsoft's Ordinary Business Operations

Microsoft earns revenue by providing software, content and services through multiple channels, many of which entail use of the Internet. These include offerings such as MSN.com and the services available there (e.g., Hotmail, instant messaging, video and audio streaming, voice-over-IP access, games, online shopping), MSNTV, Windows Live, Windows Live OneCare, Office Live, Office Live Meeting and Xbox Live. As the company continues to develop products that involve both software that resides on a PC or server, on the one hand, and a service component aimed at enhancing that software experience, on the other, the company will rely even more on delivering value to its customers via Internet connections. Moreover, even when the company does not deliver a product or a product component via the Internet, the success or failure of a product may turn on the product's ability to serve as a platform for Internet-ready applications (e.g., software residing on SmartPhones and personal digital assistants).

The term "Net neutrality" is not self-defining. In the most general terms, it embraces the question whether broadband Internet access providers -- the companies such as telephone and cable operators that provide connections (or the physical on-ramps) to the Internet -- should be required by law to assure that consumers can continue to make use of the Internet resources of their choice via their broadband connections. It is the subject of debate and pending legislation in Congress. The outcome of the debate will shape the conditions under which Microsoft's content, software and services are transmitted to users. As a result, the company is keenly interested in this legislative process as it may impact both existing and increasingly important, new revenue streams.

The Staff consistently has permitted proposals to be excluded under Rule 14a-8(i)(7) where they were directed at engaging the company in a political or legislative process relating to an aspect of its business operations. *Verizon Communications, Inc.* (January 31, 2006) (proposal sought a board report on flat tax); *International Business Machines Corporation* (March 2, 2000) (proposal sought establishment of a board committee to evaluate the impact of pension-related proposals under consideration by national policymakers). See also *Pepsico, Inc.* (March 7, 1991) (permitting exclusion of proposal calling for an evaluation of the impact on the company of various federal health care proposals); *Dole Food Company* (February 10, 1992) (same); and *GTE Corporation* (February 10, 1992) (same).

In *Pacific Enterprises* (February 12, 1996), in which the Staff allowed the exclusion of a proposal that a utility dedicate its resources to ending state utility deregulation, the issuer successfully argued that:

> A determination as to the resources to devote to regulatory matters is a routine business decision properly reserved for management. It involves the evaluation of a number of factors, including the anticipated effect of deregulation on [the issuer's] financial position and shareholders' investments...the costs and benefits involved in pursuing an end to deregulation and the likelihood of success. This evaluation is one which properly must be made by corporate management to whom these highly important but nonetheless routine business decisions have been delegated by shareholders who are simply not positioned to make these judgments.

Similarly, Microsoft's definition of and stance on Net neutrality depends on an intimate knowledge of the company's business strategies, product and service plans, and marketplace position. Microsoft has been following, formulating its position on, and contributing to the discussion of these issues since 2002. As early as October 2002, and as recently as March 2006, for example, Craig Mundie (now Chief Research and Strategy Officer) testified before the Senate Commerce Committee on various aspects of telecommunications law, including the importance of safeguarding basic Net neutrality principles as the federal government continues to largely deregulate the communications industry. Shareholders are simply not in a position to frame the company's policy on complex questions of business, technology advancement, policy, and regulation. This activity properly is reserved for management.

In *International Business Machines, supra*, the Staff's letter allowing exclusion of the proposal specifically noted that "the proposal appears directed at involving IBM in the political or legislative process relating to an aspect of IBM's operations." Here, the Proponent clearly wants to commandeer the resources of Microsoft and the platform of its proxy statement to pursue its agenda relating to the nation's Internet policy. The supporting statement explicitly refers to "Proposals before Congress [that] would expand in unprecedented fashion government power over a wide-range of issues relating to the construction, management and delivery of high-speed Internet services," including Net neutrality. The supporting statement condemns such proposals: "If ever there was a solution in search of a problem, 'Net neutrality' is it." The supporting statement asserts that Microsoft's policy is defective and "Policy based on faulty or incomplete analyses may reduce shareholder value." On a day-to-day basis, Microsoft devotes substantial resources to monitoring its compliance with existing laws, reviewing proposed regulations and participating in ongoing regulatory and legislative processes. The Proposal inappropriately seeks to intervene in Microsoft's day-to-day operations in this area in order to advance a specific political objective.

C. The Proposal Relates to a Complex Matter that is Most Appropriate for Management to Address

Nor is Net neutrality a simple binary concept, such as whether to vote "for" or "against" a candidate or political initiative. Congress is currently debating not only whether to legislate in the area, but what form any such legislation might take. *See, e.g., 'Net Neutrality' Snags Overhaul of Telecom Laws*, The Wall Street Journal, June 29, 2006 (describing different approaches to Net neutrality being advocated in the pending telecommunications bill). To illustrate, in February 2004, then-FCC Chairman Michael Powell articulated one formulation for Net neutrality (which he dubbed "Internet Freedoms"). In August 2006, the current FCC adopted a variation on those freedoms. These latter principles are endorsed by the House's current telecommunications reform legislation. In late June, the Senate Commerce Committee included in its bill a different formulation. In the process, the Committee Chairman, Ted Stevens (R-AK), introduced but withdrew an amendment to his own bill which would have augmented the list of Net neutrality principles, and the Committee tied 11-11 in a vote on yet another variant. Beyond these various "official formulations", academics of different stripes have stated their own views on how to address the public policy issues raised in the Net neutrality debate. *See, e.g.*, Robert D. Atkinson and Philip J. Weiser, *A 'Third Way' on Network Neutrality*, (May 30, 2006) (http://www.innovationpolicy.org/pdf/netneutrality.pdf) *and* Kyle Dixon, et al., *A Skeptic's Primer on Net Neutrality Regulation*, (June 2006) (http://www.pff.org/issues-pubs/pops/pop13.14primer_netneut.pdf).

Microsoft's goal throughout this dynamic legislative process has been to inform lawmakers and other stakeholders of its policy, business and technology views, and also to shape its advocacy in response to ever-shifting political realities. In *General Electric Company* (January 17, 2005) the proponent requested that the issuer prepare a report on the impact of a flat tax on the company. General Electric successfully argued that tax planning and compliance were "intricately interwoven with a company's financial planning, day-to-day business operations and financial reporting." In the same way, Microsoft's stance on Net neutrality is the carefully-considered product of its unique product plans, service offerings, position in the marketplace and assessment of the legislative landscape. The complexity and rapid evolution of the Net neutrality debate therefore make it a poor topic for action by shareholders at an annual meeting, and just the type of proposal, condemned by the 1998 Release, that "seeks to 'micro-manage' the company by probing too deeply into matters of a complex nature upon which shareholders, as a group, would not be in a position to make an informed judgment."

III. Conclusion

Microsoft believes that the Proposal may be omitted from the 2006 Proxy Materials pursuant to Rule 14a-8(i)(7) because public policy and business issues relating to the Internet are within the scope of Microsoft's ordinary business operations as interpreted in the no-action letters cited above. Microsoft respectfully requests the concurrence of the Staff that it will not recommend enforcement action against Microsoft if Microsoft omits the Proposal in its entirety from its 2006 Proxy Materials.

Kindly acknowledge receipt of this letter by stamping and returning the extra enclosed copy of this letter in the enclosed self-addressed, stamped envelope. If you have any questions with respect to this matter, please telephone me at (425) 705-5744.

Very truly yours,

John Seethoff
Assistant Secretary

Attachment

action fund
management, LLC

12309 briarbush lane
potomac, md 20854
t 301/258 2852
f 301/330 3440

Post-it® Fax Note 7671	Date 5-31-06 # of pages ▶ 5
To BRAD SMITH	From STEVEN MILLOY
Co./Dept. CORPORATE SECRETARY	Co. FREE ENTERPRISE
Phone #	Phone # ACTION FUND
Fax # 425-936-7329	Fax # 301-258-2852 301-330-3440

May 31, 2006

Corporate Secretary
Microsoft Corp.
One Microsoft Way
Redmond, WA 98052

Dear Mr. Secretary:

I hereby submit the enclosed shareholder proposal ("Proposal") for inclusion in the Microsoft Corp. (the "Company") proxy statement to be circulated to Company shareholders in conjunction with the next annual meeting of shareholders. The Proposal is submitted under Rule 14(a)-8 (Proposals of Security Holders) of the U.S. Securities and Exchange Commission's proxy regulations.

The Free Enterprise Action Fund (the "Fund") is the beneficial owner of approximately 4220 shares of the Company's common stock, 3809 shares of which have been held continuously for more than a year prior to this date of submission. The Fund intends to hold the shares through the date of the Company's next annual meeting of shareholders. The attached letter contains the record holder's appropriate verification of the Fund's beneficial ownership of the afore-mentioned Company stock.

The Fund's designated representatives on this matter are Mr. Steven J. Milloy and Dr. Thomas J. Borelli, both of Action Fund Management, LLC, 12309 Briarbush Lane, Potomac, MD 20854. Action Fund Management, LLC is the investment adviser to the Free Enterprise Action Fund. Either Mr. Milloy or Dr. Borelli will present the Proposal for consideration at the annual meeting of shareholders.

If you have any questions or wish to discuss the Proposal, please contact Mr. Milloy at 301-258-2852. Copies of correspondence or a request for a "no-action" letter should be forwarded to Mr. Milloy c/o Action Fund Management, LLC, 12309 Briarbush Lane, Potomac, MD 20854.

Sincerely,

Steven J. Milloy
Managing Partner
Investment Adviser to the Free Enterprise Action Fund, Owner of Microsoft Corp.Common Stock

Enclosures: Shareholder Resolution: Global Warming Report
Letter from Huntington National Bank

Internet Regulation Report

RESOLVED: The shareholders request that the Board of Directors report to shareholders as soon as practicable on Microsoft's rationale for supporting and/or advocating public policy measures that would result in expanded government regulation of the Internet, particularly concerning so-called "Net neutrality," omitting proprietary information and at reasonable cost.

The report should discuss Microsoft's analyses concerning the:

1. Business and economic rationale for supporting expanded Government regulation of the Internet;
2. Regulatory impacts and legal liabilities potentially associated with expanded Government regulation of the Internet; and
3. Product development and customer impacts potentially associated with expanded Government regulation of the Internet.

SUPPORTING STATEMENT:

Microsoft's main responsibility is to create shareholder value. Company public policy positions should be based on sound business and legal analyses, consistent with corporate governance principles, transparent, and, to the extent possible, disclosed to shareholders.

Policy based on faulty or incomplete analyses may reduce shareholder value.

Proposals before Congress would expand in unprecedented fashion government power over a wide-range of issues relating to the construction, management and delivery of high-speed Internet services. [*See* Wolf C, A Legal Perspective on 'Net Neutrality,' http://handsoff.org/hoti_docs/studies/wolf.pdf] Such proposals are commonly referred to as promoting "Net neutrality."

"If ever there was a solution in search of a problem, 'Net neutrality' is it… Net neutrality is generally billed as a way of reining in Internet service providers (typically phone and cable companies) some of whom have made noises about charging content companies extra fees for guaranteeing priority to certain kinds of services." [The Wall Street Journal, The Web's Worst New Idea, May 17, 2006.]

Microsoft supports and advocates for Net neutrality. [See e.g., Letter to the Hon. Joe Barton and the Hon. John Dingell, Committee on Energy & Commerce, U.S. House of Representatives, March 1, 2006.]

"Especially dismaying is Microsoft's role here, since no company has been more subjected to regulatory predation around the world…. [Its] vision for the Internet is, apparently, as a regulated monopoly, like the old phone system. Doubtless one motive is fear of their own unregulated rivalry, which they'd like to put some curbs on. Microsoft, Google, Yahoo, etc. all have deep pockets and rightly worry that their own battle for supremacy would drive them to shift billions to AT&T and Verizon in a race to put their own multimedia offerings in front of consumers. Their strong positions today can't disguise the risks and uncertainties to their business models that the new superbroadband investments portend. [Olson W., The Wall Street Journal, What Congress Is Learning About 'Net Neutrality,' May 18, 2006.]

"[Microsoft and other supporters of Net neutrality] don't seem to comprehend the legal and political danger they'll face once they open the neutrality floodgates. We'd have thought Microsoft of all companies would have learned this lesson from its antitrust travails, but it too has now hired lawyers to join the Net neutrality lobby." [The Wall Street Journal, May 17, 2006.]

action fund
management, LLC

12309 briarbush lane
potomac, md 20854
t 301/258 2852
f 301/330 3440

July 24, 2006

BY OVERNIGHT DELIVERY

Office of Chief Counsel
Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re: Microsoft Corporation 2006 Annual Meeting; Shareholder Proposal of the Free Enterprise Action Fund

Dear Ladies and Gentleman,

This letter is on behalf of the Free Enterprise Action Fund ("FEAF" or the "Fund") in response to the July 14, 2006 request by Microsoft Corporation ("Microsoft" or the "Company") for a letter from the staff of the Division of Corporate Finance (the "Staff") concurring with Microsoft's view that the above-referenced Shareowner Proposal (the "Proposal") is excludable pursuant to Rule 14a-8.

Action Fund Management, LLC is the investment adviser to the FEAF. We believe the Proposal is not excludable for any of the reasons claimed by Microsoft.

THE PROPOSAL

Please note that the excerpt of the Proposal presented by Microsoft in its July 14, 2006 letter is not the entire Proposal submitted by the FEAF. Microsoft omitted the Proposal's Supporting Statement and inserted a typographical error in its excerpt (i.e., There are only three numbered points in the Proposal describing the requested report's contents, not four. Microsoft erroneously broke point No. 2 into two items.).

The Proposal states in its entirety:

Internet Regulation Report

RESOLVED: The shareholders request that the Board of Directors report to shareholders as soon as practicable on Microsoft's rationale for supporting and/or advocating public policy measures that would result in expanded government regulation of the Internet, particularly concerning so-called "Net neutrality," omitting proprietary information and at reasonable cost.

The report should discuss Microsoft's analyses concerning the:

1. Business and economic rationale for supporting expanded Government regulation of the Internet;
2. Regulatory impacts and legal liabilities potentially associated with expanded Government regulation of the Internet; and
3. Product development and customer impacts potentially associated with expanded Government regulation of the Internet.

SUPPORTING STATEMENT:

Microsoft's main responsibility is to create shareholder value. Company public policy positions should be based on sound business and legal analyses, consistent with corporate governance principles, transparent, and, to the extent possible, disclosed to shareholders.

Policy based on faulty or incomplete analyses may reduce shareholder value.

Proposals before Congress would expand in unprecedented fashion government power over a wide-range of issues relating to the construction, management and delivery of high-speed Internet services. [*See* Wolf C, A Legal Perspective on 'Net Neutrality,' http://handsoff.org/hoti_docs/studies/wolf.pdf] Such proposals are commonly referred to as promoting "Net neutrality."

"If ever there was a solution in search of a problem, 'Net neutrality' is it... Net neutrality is generally billed as a way of reining in Internet service providers (typically phone and cable companies) some of whom have made noises about charging content companies extra fees for guaranteeing priority to certain kinds of services." [The Wall Street Journal, The Web's Worst New Idea, May 17, 2006.]

Microsoft supports and advocates for Net neutrality. [See e.g., Letter to the Hon. Joe Barton and the Hon. John Dingell, Committee on Energy & Commerce, U.S. House of Representatives, March 1, 2006.]

"Especially dismaying is Microsoft's role here, since no company has been more subjected to regulatory predation around the world.... [Its] vision for the Internet is, apparently, as a regulated monopoly, like the old phone system. Doubtless one motive is fear of their own unregulated rivalry, which they'd like to put some curbs on. Microsoft, Google, Yahoo, etc. all have deep pockets and rightly worry that their own battle for supremacy would drive them to shift billions to AT&T and Verizon in a race to put their own multimedia offerings in front of consumers. Their strong positions today can't disguise the risks and uncertainties to their business models that the new superbroadband investments portend. [Olson W., The Wall Street Journal, What Congress Is Learning About 'Net Neutrality,' May 18, 2006.]

"[Microsoft and other supporters of Net neutrality] don't seem to comprehend the legal and political danger they'll face once they open the neutrality floodgates. We'd have thought Microsoft of all companies would have learned this lesson from its antitrust travails, but it too has now hired lawyers to join the Net neutrality lobby." [The Wall Street Journal, May 17, 2006.]

RESPONSES TO MICROSOFT's CLAIMS

I. The Proposal does not deal with Microsoft's ordinary business operations.

1. The Proposal merely requests a report to shareholders from Microsoft.

The Proposal merely requests a report to shareholders providing Microsoft's rationale for advocating material change in a significant issue of public policy –, i.e., increased government regulation of the Internet.

In merely requesting a report, the Proposal: (1) does not intend or attempt to have shareholders decide Company policy at the annual meeting; (2) does not intend or attempt to subject management's ability to run the Company on a day-to-day basis to shareholder oversight; and does not intend or attempt to permit shareholders to micro-manage the Company.

Shareholders receive reports from companies regularly, including those required by law and regulation – none of which are construed as efforts by shareholders to decide company policy, interfere with management or micro-manage companies.

The Proposal simply asks for disclosure – in the name of good corporate governance and transparency – of Company policy on a significant social policy issue. The Proposal is not in any demonstrable way an effort to direct Company policy.

2. The Proposal involves a significant social policy issue not constituting ordinary business operations.

Exchange Act Release No. 40,018 (May 21, 1998) provides that shareholder proposals may focus on sufficiently significant social policy issues so as to preclude exclusion in certain circumstances. Moreover, a shareowner proposal involving a significant policy issue is not excludable merely because it may somehow impact ordinary business operations at some indeterminate point in the future.

Government regulation of the Internet is a significant social policy that should preclude exclusion. Microsoft itself has acknowledged by its advocacy activities that increased Government regulation of the Internet is a significant social policy.

In a March 1, 2006 letter to House Committee on Energy and Commerce (attached), Microsoft and other companies wrote that,

> Unless Congress acts, the Internet is at risk of losing the openness that has made it an engine for phenomenal social and economic growth. We are writing to urge that Congress take steps now to preserve this fundamental underpinning of the Internet and to assure that the Internet remains a platform open to innovation and progress...
>
> ... The end-to-end design of the Internet was made possible by the non-discriminatory framework that has long been the bedrock of U.S. telecommunications policy. It is this framework that has prevented gatekeepers on the Internet and guaranteed the innovation and economic success that has driven the American economy over the past decade...

We stand ready with you to pass legislation that will continue the successful legal policies that are essential to allowing broadband Internet to thrive.

According to Microsoft, then, current public policy concerning the Internet:

- Has allowed the Internet to be an "engine for phenomenal social and economic growth";
- Is the "bedrock of U.S. telecommunications policy"; and
- Is the "framework… that has driven the American economy over the past decade."

Regulation of the Internet is, by Microsoft's own words, a significant social policy issue.

3. Shareholder proposals may request cost-benefit analyses on significant social policy issues.

It is permissible for a shareholder proposal to request a report in the nature of a cost-benefit analysis.

In *General Electric Company* (January 17, 2006), the Staff refused to exclude a proposal requesting a cost-benefit analysis concerning the impacts to General Electric of its public policy position and lobbying concerning the significant social policy issue of global warming regulation.

The Staff has already determined, therefore, that cost-benefit reports on significant social policy issues do not represent efforts to micro-manage corporate affairs. In the present case, the Proposal requests a cost-benefit type report similar to that requested in *General Electric Company.*

4. The mere fact of potential or ongoing legislative activity concerning a similar topic as the Proposal does not justify excluding the Proposal.

In *General Electric Company*, the Staff refused to exclude a proposal requesting a cost-benefit analysis concerning the impacts to General Electric of its public policy position and lobbying concerning the significant social policy issue of global warming regulation.

Prior to, and at the time of the Proposal, Congress was debating whether and how to address the issue of global warming. General Electric, in fact, was actively participating in that very legislative process. [*See* letter to Staff from Steven J. Milloy, December 20, 2005, re: General Electric Company; Shareowner Proposal of Thomas J. Borelli Securities Exchange Act of 1934 – Rule 14a-8.]

Yet the mere fact of an ongoing legislative process addressing a similar issue as the proposal in *General Electric* did not require exclusion of the proposal from General Electric's proxy statement.

5. The Proposal does not seek to intervene in Microsoft's day-to-day operations in order to advance a specific political objective.

The proposal requests that Microsoft report to shareholders on the impacts of increased Government regulation of the Internet. Contrary to Microsoft's assertion, the Proposal does not seek to advance a specific political objective.

The Proposal's goal is for Microsoft to disclose to shareholders – as part of good corporate governance and transparency – the impacts of its lobbying for Internet regulation.

The Proposal does not intend to advance any political objective. The Proposal's Supporting Statement cites credible independent sources who have raised serious questions about the merits of Microsoft's advocacy of increased regulation of the Internet. The Proposal thereby only seeks to raise questions on behalf of shareholders that ought to be squarely and forthrightly addressed by a corporate management striving to fulfill its fiduciary duty to increase shareholder value.

Microsoft's assertion that Internet regulation is too complex for shareholders is absurd. In *General Electric*, the Staff did not consider the science and economics of global warming to be too complex for shareholders. Certainly Internet regulation is less complex than global warming.

CONCLUSION

Based upon the forgoing analysis, we respectfully request that the Staff reject Microsoft's request for the Staff to take no action if Microsoft excludes the Proposal from its 2006 Proxy Materials. Pursuant to Rule 14a-8(j), enclosed are six copies of this letter and its attachments. A copy of this correspondence has been timely provided to Microsoft. In the interest of a fair and balanced process, we request that the Staff notify the undersigned if it receives any correspondence on the Proposal from Microsoft or other persons, unless that correspondence has specifically confirmed to the Staff that the Proponent or the undersigned have timely been provided with a copy of the correspondence.

Sincerely,

Steven J. Milloy
Managing Partner & General Counsel
Attachment: Microsoft letter to House Committee on Energy and Commerce

Cc: John Seethoff, Microsoft Corporation

VIA HAND DELIVERY

March 1, 2006

The Honorable Joe Barton
Chairman
Committee on Energy and Commerce
U.S. House of Representatives
Washington, D.C. 20515

The Honorable John D. Dingell
Ranking Member
Committee on Energy & Commerce
U.S. House of Representatives
Washington, D.C. 20515

Dear Chairman Barton, Ranking Member Dingell and Members of the Committee:

We are a broad based group of Internet consumers, content providers, service, device and application companies that believe that unless Congress acts, the Internet is at risk of losing the openness that has made it an engine for phenomenal social and economic growth. We are writing to urge that Congress take steps now to preserve this fundamental underpinning of the Internet and to assure the Internet remains a platform open to innovation and progress.

Specifically, as Congress considers legislation to update the nation's telecommunications policy, it must recognize that the Internet's open architecture and the pre-existing legal framework that created the Internet should not be just "hoped for" in a broadband world. The essential elements must be guaranteed by a meaningful and enforceable net neutrality requirement.

The open architecture of the Internet has always let providers, as well as individual innovators, share, offer and create the content, devices, applications, and services that the marketplace desires. Consumers in the marketplace, and not network operators, should decide what content and services succeed or fail. The end-to-end design of the Internet was made possible by the non-discriminatory framework that has long been the bedrock of U.S. telecommunications policy. It is this framework that has prevented gatekeepers on the Internet and guaranteed the innovation and economic success that has driven the American economy over the past decade.

While it is appropriate for Congress to develop new legislation to promote competition among broadband networks, it must also ensure that consumers and providers continue to have the right to use those networks to send and receive content, and to use applications and services, without interference by network operators. As Internet pioneer Vint Cerf said, the Internet is, and must remain, 'innovation without permission".

We stand ready to work with you to pass legislation that will continue the successful legal policies that are essential to allowing the broadband Internet to thrive.

Sincerely,

Aegon Direct Marketing Services, Inc.
Adaptive Marketing LLC
Amazon.com
American Association of Libraries
AngleBeds.com
Ask.com
Association of Research Libraries
Bloglines
Cendant
Circumedia LLC
CitySearch
COMPTEL
Consumer Electronics Association
Consumer Federation of America
Downstream
Dreamsleep.com
Dresses.com
EarthLink
eBay
eBrands Commerce Group
Educause
Electronic Retailing Association
Entertainment Publications
Evite.com
Excite
Expedia
Free Press
Gifts.com
Google
Hawthorne Direct
Home Shopping Network
Hotels.com
Hotwire
IAC/InterActiveCorp
Iceland Health Inc.
iNest
InPulse Response
Interactive Travel Services Association
Internet2
iWon
LendingTree
Livemercial
Match.com
Media Access Project
Media Partners Worldwide
Mercury Media
Merrick Group
Microsoft
Nationalblinds.com
NetCoalition
Product Partners LLC
Public Knowledge
Pulver.com
RealEstate.com
Savvier
ServiceMagic
Skype
Sling Media Inc.
Ticketmaster
TiVO
Tonystickets.com
Tranqulitymattress.com
Travelocity
Yahoo!

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

September 29, 2006

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: Microsoft Corporation
Incoming letter dated July 14, 2006

The proposal seeks a report on Microsoft's rationale for supporting certain public policy measures concerning regulation of the internet, particularly "net neutrality" measures.

There appears to be some basis for your view that Microsoft may exclude the proposal under rule 14a-8(i)(7) as relating to Microsoft's ordinary business operations (i.e., evaluating the impact of expanded government regulation of the internet). Accordingly, we will not recommend enforcement action to the Commission if Microsoft omits the proposal from its proxy materials in reliance on rule 14a-8(i)(7).

Sincerely,

Mary Beth Breslin

Mary Beth Breslin
Special Counsel

action fund
management,LLC

12309 briarbush lane
potomac, md 20854
t 301/258 2852
f 301/330 3440

BY FAX AND OVERNIGHT MAIL

October 3 , 2006

Mr. David Lynn
Chief Counsel
U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, DC 20549-3010

Re: Microsoft Corp. – Shareholder Proposal submitted by the Free Enterprise Action Fund

Dear Mr. Lynn,

The Free Enterprise Action Fund (the "FEAF") hereby requests that the Division of Corporation Finance (the "Division" or the "Staff") reconsider its decision to not recommend enforcement action if Microsoft Corp. ("Microsoft" or the "Company") excludes the above-referenced Shareholder Proposal (the "Proposal") from its proxy materials.

Action Fund Management, LLC ("AFM") is the investment advisor to the FEAF.

I. Basis for Appeal

The Staff's recommendation to grant Microsoft's no-action request relied on the provision of Rule 14a-8(i)(7) that the proposal related to the Company's ordinary business operations.

The FEAF asserts that the Staff's recommendation is not supported by the applicable precedent or the relevant facts. In addition to the argument below, we hereby incorporate by reference and reassert the arguments made in our letter of July 24, 2006 to the Division.

II. The Division's recommendation contradicts the Division's own precedent.

The Proposal requests Microsoft to report to shareholders about its rationale for advocating in favor of the significant social policy issue of government regulation of the Internet, often referred to by the omnibus term "Net neutrality."

The nature of the Proposal – i.e., a Company reporting to shareholders about its participation in public debate concerning a "significant social policy issue"[1] – is identical to the nature of the proposal in *General Electric Company* (January 17, 2006).

In *General Electric*, the Proposal requested a report by General Electric ("GE") justifying the company's advocacy for global warming-related regulation. GE claimed that the Proposal could be excluded as pertaining to ordinary business. The Staff refused to grant the no-action letter requested by the GE.

The only significant difference between the instant Proposal and the proposal in *General Electric Company* is in the specific significant social policy issue involved – Net neutrality as opposed to global warming.

As pointed out in our July 24 letter to the Staff, Net neutrality is a significant social policy issue – even Microsoft acknowledged this in its March 1, 2006 letter to Congress (cited in our July 24, 2006 letter to the Staff) and, more recently, in a subsequent June 5, 2006 letter to members of Congress. In the latter letter, Microsoft repeatedly described the Net neutrality issue as "vital." [2] Additionally, Microsoft identifies Net neutrality as a "policy priority" on its web site.[3]

There appears to be no legal or factual basis for distinguishing Net neutrality from global warming in terms of either's status as a "significant social policy issue."

III. The Proposal does not relate to ordinary business so as to require exclusion under the proxy rules.

A. The Proposal requests a mere report and does not attempt to "micro-manage" the company.

The Proposal requests that Microsoft prepare a report for shareholders in the nature of disclosure explaining its rationale for advocating for Net neutrality. The Proposal in no way attempts to micro-manage the Company and Microsoft offers no explanation as to how the proposed report constitutes such micro-management.

In its July 14, 2006 no-action request, Microsoft incorrectly referenced *General Electric Company* (January 17, 2006). Microsoft erroneously cited *General Electric Company* as an example of a shareholder proposal requesting a report on the external impacts of corporate policy. To the contrary, the proposal in *General Electric Company* requested an inward looking report explaining GE's advocacy of global warming regulation. The instant Proposal requests a similar inward-looking report concerning Net neutrality.

---

[1] Shareholder proposals may focus on "significant social policy issues" so as to preclude exclusion under the proxy rules. Exchange Act Release No. 40,018 (May 21, 1998).

[2] This letter is posted on Microsoft's web site at http://www.microsoft.com/freedomtoinnovate/industry/letter.asp/ (accessed October 2, 2006).

[3] http://www.microsoft.com/freedomtoinnovate/industry/policy.asp (accessed October 2, 2006).

B. The Proposal does not improperly relate to a legislative process implicating Microsoft's ordinary business operations.

The Proposal seeks a report on Net neutrality so that shareholders may better understand the Company's advocacy activities. It does not seek to involve the Company in legislation. Indeed, Microsoft has already involved itself on its own initiative in such legislation.

But while it is true that there have been, and will be, efforts in Congress to legislate concerning Net neutrality, such events do not *ipso facto* require exclusion of the Proposal as implicating ordinary business operations.

The significant social policy issue in *General Electric Company* (January 17, 2006), was global warming. There were at the time, and will be in the future, efforts in Congress to legislate concerning global warming. Moreover in that case, General Electric was actively lobbying on global warming at the time of the proposal. But the Staff apparently did not deem such ongoing legislative activities involving the company a reason to require exclusion of the proposal.

Contrary to Microsoft's assertion, the Proposal does not seek to "commandeer the resources of Microsoft and the platform of its proxy statement to pursue its agenda relating to the nation's Internet policy." Microsoft offers no evidence to support this assertion. The FEAF has no specific policy in mind concerning Internet regulation. The FEAF is an institutional shareholder in Microsoft. In fact, Microsoft stock is the FEAF's third largest holding, amounting to 1.85 percent of the FEAF's portfolio as of June 30, 2006. The Proposal's supporting statement simply presents statements about Microsoft's policy that have been reported in *The Wall Street Journal* and that raise questions about Company policy. Microsoft offers no explanation as to how the supporting statement constitutes an effort by the FEAF to "intervene in Microsoft's day-to-day operations." The supporting statement is merely an effort to justify the Proposal's request for a report.

C. Net neutrality is not too complex for shareholders.

Microsoft has asserted that Net neutrality is: (1) factually too complex for shareholders; (2) is a poor topic for action by shareholders at an annual meeting; and (3) should be left for management to address.

If the science and economics underlying the global warming controversy were not too complex for shareholders in *General Electric Company* (January 17, 2006) it can hardly be maintained that government regulation of the Internet is too complex for shareholders.

Since the Proposal merely asks for a report – which, ironically, would only serve to educate shareholders – and does not contemplate micro-managing Microsoft, the Proposal does not interfere with management's ability and responsibility to formulate Company policy.

IV. Conclusion

The Proposal is substantially identical in nature to the proposal at issue in *General Electric Company* (January 17, 2006). The two proposals only differ in their significant social policy issue – i.e., government regulation of the Internet versus government regulation of greenhouse gases. Internet regulation is a significant social policy issue – even Microsoft has essentially acknowledged this fact. The Proposal does not seek to micromanage the Company's affairs nor does it seek disclosure of confidential information. The nature of the Proposal is disclosure concerning Company advocacy on a significant social policy issue – not interference in ordinary business operations.

If the Staff believes that it can significantly distinguish the instant Proposal from the proposal in *General Electric Company*, we respectfully request the opportunity to rebut that belief before a determination concerning this appeal is made.

Sincerely,

Steven J. Milloy

Digitally signed by Steven J. Milloy
DN: cn=Steven J. Milloy, c=US, email=steve@feafund.com
Date: 2006.10.02 23:03:24 -04'00'

Steven J. Milloy
Managing Partner

Attachments: Response of the Office of Chief Counsel (September 29, 2006)
Letter to the Staff from Action Fund Management (July 24, 2006).

Cc: Peter A. Kraus, Microsoft Corp.

END